                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the Year (53 Weeks) Ended February 28, 1998

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the Transition Period From                to
                   Commission File Number

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

             SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               SHOPKO STORES, INC.
                                 700 PILGRIM WAY
                           GREEN BAY, WISCONSIN 54304

SHOPKO STORES, INC.
PROFIT SHARING AND SUPER
SAVER PLAN

FINANCIAL STATEMENTS FOR THE YEARS (53 WEEKS)
ENDED FEBRUARY 28, 1998 AND (52 WEEKS)
FEBRUARY 22, 1997, SUPPLEMENTAL SCHEDULES
FOR THE YEAR (53 WEEKS) ENDED FEBRUARY 28,
1998 AND INDEPENDENT AUDITORS' REPORT

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                                               1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS (53 WEEKS) ENDED FEBRUARY 28, 1998
  AND (52 WEEKS) FEBRUARY 22, 1997:

  Statements of Net Assets Available for Benefits                                          2

  Statements of Changes in Net Assets Available for Benefits                               3

  Notes to Financial Statements                                                           4-9

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO THE DEPARTMENT OF LABOR'S RULES AND
  REGULATIONS AS OF AND FOR THE YEAR (53 WEEKS) ENDED FEBRUARY 28, 1998:

  Item 27a - Assets Held for Investment Purposes                                         10-11

  Item 27d - Reportable Transactions                                                      12

  Other schedules are omitted due to the absence of conditions under which they are required.

EXHIBITS -

  Exhibit I - Independent Auditors' Consent                                               13


[DELOITTE & TOUCHE LETTERHEAD]




INDEPENDENT AUDITORS' REPORT


Retirement Committee
ShopKo Stores, Inc. Profit Sharing and Super Saver Plan
Green Bay, Wisconsin

We have audited the accompanying financial statements of ShopKo Stores, Inc. Profit Sharing and Super Saver Plan (the "Plan") as of February 28, 1998 and February 22, 1997 and for the years (53 weeks and 52 weeks, respectively) then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 1998 and February 22, 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/S/DELOITTE & TOUCHE LLP

May 27, 1998

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
FEBRUARY 28, 1998 AND FEBRUARY 22, 1997
--------------------------------------------------------------------------------


                                                             February 28,         February 22,
                                                                 1998                 1997

ASSETS

INVESTMENTS AT FAIR VALUE (Notes 2 and 6):
  Mutual funds                                              $ 178,095,749        $ 142,198,315
  Common stock - ShopKo Stores, Inc.                           33,016,848           20,332,922
  Pooled collective funds                                      21,973,923            7,765,336
  Money market fund                                             2,903,958            1,952,474
                                                            -------------         ------------
                                                              235,990,478          172,249,047
DEPOSITS AND LOANS AT CONTRACT
  VALUE (Notes 2 and 6):
  Insurance companies                                          15,568,332           25,513,758
  Participant loans                                            10,195,425            7,611,762
                                                            -------------         ------------
                                                               25,763,757           33,125,520
                                                            -------------         ------------

           TOTAL INVESTMENTS                                  261,754,235          205,374,567

RECEIVABLES:
  Employer contribution                                         7,979,248            7,692,565
  Accrued interest and dividends                                  382,861              951,799

CASH                                                               68,747                2,662
                                                            -------------         ------------

           TOTAL ASSETS                                       270,185,091          214,021,593
                                                            -------------         ------------

NET ASSETS AVAILABLE FOR BENEFITS                           $ 270,185,091        $ 214,021,593
                                                            =============        =============

See notes to financial statements.

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS (53 WEEKS) ENDED FEBRUARY 28, 1998
AND (52 WEEKS) FEBRUARY 22, 1997
--------------------------------------------------------------------------------


                                                           1998          1997

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income:
  Net appreciation in fair value of investments      $ 31,677,405   $ 14,985,831
  Interest and dividends - net                         18,172,284     14,548,763
                                                     ------------   ------------

                                                       49,849,689     29,534,594

Contributions:
 Employer                                              12,142,474     11,668,770
 Participants                                          11,307,322      9,876,036
 Transfers from other plans - net                         656,995        555,645
                                                     ------------   ------------

                                                       24,106,791     22,100,451
                                                     ------------   ------------

      Total additions                                  73,956,480     51,635,045
                                                     ------------   ------------

Deductions from net assets attributed to:
 Benefits paid to participants                         17,709,279     12,505,407
 Administrative expenses                                   83,703         39,159
                                                     ------------   ------------

      Total deductions                                 17,792,982     12,544,566
                                                     ------------   ------------

NET INCREASE                                           56,163,498     39,090,479

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                    214,021,593    174,931,114
                                                     ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                         $270,185,091   $214,021,593
                                                     ============   ============


See notes to financial statements.

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS (53 WEEKS) ENDED FEBRUARY 28, 1998
AND (52 WEEKS) FEBRUARY 22, 1997
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of the ShopKo Stores, Inc. Profit Sharing and Super Saver Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      ShopKo Stores, Inc. Profit Sharing and Super Saver Plan was originally established as a noncontributory, defined contribution profit sharing plan for all full-time employees of ShopKo Stores, Inc. and Subsidiaries (the "Company"), SUPERVALU Pharmacies, Inc., and Twin Valu Stores, Inc., all subsidiaries of SUPERVALU Stores, Inc. On October 16, 1991, an initial public offering was made whereby ShopKo Stores, Inc. and Subsidiaries became a public company while SUPERVALU Pharmacies, Inc. and Twin Valu Stores, Inc., continued to be subsidiaries of SUPERVALU Stores, Inc. A multiple employer plan was established in which the Company, SUPERVALU Pharmacies, Inc., and Twin Valu Stores, Inc. participate (collectively called participating employers). SUPERVALU Pharmacies, Inc. and Twin Valu Stores, Inc. ceased their participation in the Plan on February 28, 1994. All accounts and assets for such participants were transferred from the Plan to the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan. The Plan is now a single-employer plan, with ShopKo Stores, Inc. as the Plan sponsor.

      Under provisions of the Plan, all employees who are full-time (work 1,000 compensated hours per plan year), and are 20 years of age or older are eligible to participate in the Plan after completing one or more years of eligible service as defined. Contributions to the Plan are determined each year at the discretion of the Retirement Committee and/or Board of Directors. The contributions are limited to the amount deductible for federal income tax purposes. The employer contribution is allocated among the participants based on the ratio of each participant's compensation, as defined, to total compensation of all participants for the year, in accordance with Section 415(d) of the Internal Revenue Code. Allocations are made only to participants who: 1) are employed on the last day of the Plan year and had 1,000 compensated hours in the Plan year or 2) terminated their employment by reason of death, disability, normal retirement, or early retirement, which requires ten years of Company service and attainment of at least age 55. Separate accounts are maintained for each participant.

      Participants may elect to have their account balances invested in one or more of the following six funds:

            IDS Mutual Fund - Is a growth and income fund which divides its investments between common stocks, preferred stocks and bonds. The prospectus of this fund states that the goal of this fund is to provide a balance of growth of capital and current income.

            IDS New Dimensions Fund - Invests primarily in common stocks of companies showing potential for significant growth and operating in areas where economic or technological changes are occurring. The prospectus of this fund states that income is not an investment objective. Instead, this fund seeks long-term growth of capital.

            IDS Blue Chip Advantage Fund - Invests in selected stocks from a major market index. Securities purchased are those recommended as the best from each industry represented on the index. The prospectus of this fund states that it seeks long-term growth as well as dividend income.

            Templeton Foreign Fund - Invests in stocks and debt obligations of companies and governments outside the United States. The prospectus of this fund states that the goal of this fund is to provide long-term capital growth through a flexible policy of investing in stocks and debt obligations of international companies.

            Conservative Fund - Which invests in individual common stocks, guaranteed investment contracts and pooled collective funds which are part of the American Express Trust Collective Investment Funds available only to Employee Benefit Trusts. The Collective Investment Funds invest primarily in bonds, investment contracts and money market investments. Each participating trust investing in the Funds is credited with units of the fund. The value of each unit is computed daily based on the fair value of the net assets of the fund.

            AIM Constellation Fund - Invests primarily in the common stocks of small to medium size companies with an emphasis on emerging growth companies. The prospectus of this fund states that income is not an investment objective. Instead, the objective is to seek capital appreciation.

            ShopKo Stock Fund - Which invests in the common stock of ShopKo Stores, Inc. and pooled collective funds which are part of the American Express Trust Collective Investment Funds available only to Employee Benefits Trusts. The Collective Investment Funds invest primarily in bonds, investment contracts and money market investments. Each participating trust investing in the funds is credited with units in the Fund. The value of each unit in the Fund is computed daily based on the fair value of the net assets of the Fund.

      Participant profit sharing accounts are fully vested after the third year of vesting service with no vesting prior to that time. In the event of normal retirement at age 65 or thereafter, permanent disability, or death, participants' accounts become 100% vested. The nonvested amounts in terminated participants' accounts are forfeited and allocated in the same manner as the Company's contribution.

      A 401(k) plan, referred to as the Super Saver Agreement, is part of the Plan. This agreement allows for employee contributions under Section 401(k) of the Internal Revenue Code under which participants may contribute up to 12% (limited to 6% for highly-compensated participants) of their recognized compensation, as defined. Amounts contributed by the employees are 100% vested at all times. The Plan provides for an employer matching contribution, which is allocated in accordance with the participants elections. The matching contribution will equal 50% of the amount of the first 6% of compensation contributed by participating employees. Participants currently employed can only withdraw their 401(k) contributions in financial hardship situations. Participants may borrow from their Super Saver accounts subject to certain limitations.

      Vested benefits may be withdrawn in a lump sum or retained in the account, at the option of the participant, upon termination or retirement.

      Benefits payable which were authorized but not yet paid as of February 28, 1998 and February 22, 1997 aggregated $178,651 and $17,084, respectively, and are included in net assets available for benefits for reporting purposes.

      Certain amounts previously reported have been reclassified to conform with the current year presentation.

      Administrative expenses are paid by the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Plan are presented on the accrual basis of accounting. The current value of investments is determined by the Trustee based on the closing market prices, if available, at fiscal year-end. For those securities that have no quoted market price, current value represents estimated fair value, as determined by the Trustee. Guaranteed insurance contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay administrative expenses. The estimated fair value of the contracts at February 28, 1998 and February 22, 1997 was approximately $16,143,567 and $26,355,476, respectively.

3.    PLAN TERMINATION

      Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time subject to provisions set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, all benefits would fully vest for participants, and the assets of the Plan would be distributed to the participants based on each individual participant's interest in the Plan.

4.    TRUSTEE AND ADMINISTRATION OF THE PLAN

      Effective March 1, 1996, the Retirement Committee appointed as trustee and recordkeeper, American Express Trust Company, a wholly-owned subsidiary of American Express Financial Corporation, which is a wholly-owned subsidiary of American Express Company. Certain Plan investments are managed by American Express, and therefore, these transactions qualify as party-in-interest. The trust agreement stipulates that the trustee may resign at any time by giving 90 days written notice to the Retirement Committee. The Committee may remove the trustee at any time by giving 30 days written notice of such action to the trustee. Prior to March 1, 1996, Bank One Wisconsin Trust Company, N.A. (Bank One), was the trustee for the Plan.

5.    CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


      Changes in the Plan's net assets available for benefits by fund for the year (53 weeks) ended February 28, 1998 are shown below:


                                                                IDS BLUE CHIP     IDS NEW         AIM        TEMPLETON
                                  CONSERVATIVE    IDS MUTUAL      ADVANTAGE     DIMENSIONS   CONSTELLATION   FOREIGN
                                      FUND           FUND           FUND           FUND          FUND          FUND

ADDITIONS TO NET ASSETS:
  Net appreciation (depreciation)
   in fair value of investments    $ 2,408,061   $ 1,125,175      $ 713,067   $ 13,153,453  $   391,513    $  (480,535)
  Interest and dividends               149,717     6,842,624      1,241,066      6,166,795      419,710      3,287,551
                                   -----------   -----------    -----------   ------------  -----------    -----------
                                     2,557,778     7,967,799      1,954,133     19,320,248      811,223      2,807,016

CONTRIBUTIONS:
  Employer                           2,711,274     2,315,306        686,500      3,505,337      384,213      1,529,382
  Participants                       1,883,690     2,237,405        620,638      3,608,415      416,851      1,685,296
  Transfers from other plans - net      39,119        67,507        160,799        156,879       66,853         55,682
                                   -----------   -----------    -----------   ------------  -----------    -----------
                                     4,634,083     4,620,218      1,467,937      7,270,631      867,917      3,270,360
                                   -----------   -----------    -----------   ------------  -----------    -----------
           Total additions           7,191,861    12,588,017      3,422,070     26,590,879    1,679,140      6,077,376
                                   -----------   -----------    -----------   ------------  -----------    -----------

DEDUCTIONS FROM NET ASSETS:
  Benefits paid                      5,319,497     2,829,717        539,497      4,571,571      237,330      1,583,708
  Administrative expenses               22,886        14,215          1,962         18,536        1,020          8,295
                                   -----------   -----------    -----------   ------------  -----------    -----------
           Total deductions          5,342,383     2,843,932        541,459      4,590,107      238,350      1,592,003
                                   -----------   -----------    -----------   ------------  -----------    -----------
TRANSFERS - NET                      2,760,240    (2,917,949)     5,445,421     (5,168,288)   1,960,909     (4,304,020)
                                   -----------   -----------    -----------   ------------  -----------    -----------
NET INCREASE                         4,609,718     6,826,136      8,326,032     16,832,484    3,401,699        181,353

NET ASSETS AVAILABLE AT
  BEGINNING OF YEAR                 36,494,593    42,369,653      4,117,227     69,048,833    2,861,312     29,007,313
                                   -----------   -----------    -----------   ------------  -----------    -----------
NET ASSETS AVAILABLE
  AT END OF YEAR                   $41,104,311   $49,195,789    $12,443,259   $ 85,881,317  $ 6,263,011    $29,188,666
                                   ===========   ===========    ===========   ============  ===========    ===========



                                  SHOPKO STOCK      LOAN
                                     FUND           FUND           TOTAL

ADDITIONS TO NET ASSETS:
  Net appreciation (depreciation)
   in fair value of investments   $ 14,366,671                $  31,677,405
  Interest and dividends                64,821                   18,172,284
                                  ------------                -------------

                                    14,431,492                   49,849,689

CONTRIBUTIONS:
  Employer                           1,010,462                   12,142,474
  Participants                         855,027                   11,307,322
  Transfers from other plans - net     110,156                      656,995
                                  ------------                -------------

                                     1,975,645                   24,106,791
                                  ------------                -------------

           Total additions          16,407,137                   73,956,480
                                  ------------                -------------


DEDUCTIONS FROM NET ASSETS:
  Benefits paid                      1,982,107  $    645,852     17,709,279
  Administrative expenses               16,789                       83,703
                                  ------------  ------------  -------------

           Total deductions          1,998,896       645,852     17,792,982
                                  ------------  ------------  -------------

TRANSFERS - NET                       (977,082)    3,200,769
                                  ------------  ------------  -------------

NET INCREASE                        13,431,159     2,554,917     56,163,498

NET ASSETS AVAILABLE AT
  BEGINNING OF YEAR                 22,483,481     7,639,181    214,021,593
                                  ------------  ------------  -------------

NET ASSETS AVAILABLE
  AT END OF YEAR                  $ 35,914,640  $ 10,194,098  $ 270,185,091
                                  ============  ============  =============


5.    CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


      Changes in the Plan's net assets available for benefits by fund for the year (52 weeks) ended February 22, 1997 are shown below:


                                                                         IDS BLUE CHIP    IDS NEW         AIM        TEMPLETON
                                            CONSERVATIVE    IDS MUTUAL     ADVANTAGE    DIMENSIONS   CONSTELLATION    FOREIGN
                                                FUND           FUND          FUND          FUND          FUND          FUND

ADDITIONS TO NET ASSETS:
  Net appreciation (depreciation) in
    fair value of investments              $  1,366,024   $  1,725,086    $   94,908  $  5,441,404   $   (58,921) $  1,608,046
  Interest and dividends                        781,745      4,294,428        65,723     6,677,183        22,490     2,537,291
                                           ------------   ------------    ----------  ------------   -----------  ------------
                                              2,147,769      6,019,514       160,631    12,118,587       (36,431)    4,145,337

CONTRIBUTIONS:
  Employer                                    2,142,524      1,771,299       249,249     2,567,885       158,271     1,207,454
  Participants                                1,963,564      2,249,611        54,073     3,257,422        41,831     1,701,694
  Transfers from other plans - net               65,853         98,095        10,962       221,162         8,974        59,391
                                           ------------   ------------    ----------  ------------   -----------  ------------

                                              4,171,941      4,119,005       314,284     6,046,469       209,076     2,968,539
                                           ------------   ------------    ----------  ------------   -----------  ------------

           Total additions                    6,319,710     10,138,519       474,915    18,165,056       172,645     7,113,876
                                           ------------   ------------    ----------  ------------   -----------  ------------

DEDUCTIONS FROM NET ASSETS:
  Benefits paid                               4,131,956      2,058,993                   3,115,163                   1,397,456
  Administrative expenses                        12,174          6,536                       7,887                       4,099
                                           ------------   ------------    ----------  ------------   -----------  ------------

           Total deductions                   4,144,130      2,065,529                   3,123,050                   1,401,555
                                           ------------   ------------    ----------  ------------   -----------  ------------

TRANSFERS - NET                              (2,243,478)    (3,815,914)    3,642,312       224,356     2,688,667    (3,217,376)
                                           ------------   ------------    ----------  ------------   -----------  ------------

NET (DECREASE) INCREASE                         (67,898)     4,257,076     4,117,227    15,266,362     2,861,312     2,494,945

NET ASSETS AVAILABLE AT
  BEGINNING OF YEAR                          36,562,491     38,112,577                  53,782,471                  26,512,368
                                           ------------   ------------    ----------  ------------   -----------  ------------

NET ASSETS AVAILABLE
  AT END OF YEAR                           $ 36,494,593   $ 42,369,653    $4,117,227  $ 69,048,833   $ 2,861,312  $ 29,007,313
                                           ============   ============    ==========  ============   ===========  ============




                                               SHOPKO STOCK      LOAN
                                                   FUND          FUND          TOTAL

ADDITIONS TO NET ASSETS:
  Net appreciation (depreciation) in
    fair value of investments                  $ 4,809,284                 $ 14,985,831
  Interest and dividends                           169,903                   14,548,763
                                              ------------                -------------

                                                 4,979,187                   29,534,594

CONTRIBUTIONS:
  Employer                                       3,572,088                   11,668,770
  Participants                                     607,841                    9,876,036
  Transfers from other plans - net                  91,208                      555,645
                                              ------------                -------------

                                                 4,271,137                   22,100,451
                                              ------------                -------------

           Total additions                       9,250,324                   51,635,045
                                              ------------                -------------


DEDUCTIONS FROM NET ASSETS:
  Benefits paid                                  1,481,212   $   320,627     12,505,407
  Administrative expenses                            8,463                       39,159
                                              ------------   -----------  -------------

           Total deductions                      1,489,675       320,627     12,544,566
                                              ------------   -----------  -------------

TRANSFERS - NET                                 (1,455,092)    4,176,525
                                              ------------   -----------  -------------

NET (DECREASE) INCREASE                          6,305,557     3,855,898     39,090,479

NET ASSETS AVAILABLE AT
  BEGINNING OF YEAR                             16,177,924     3,783,283    174,931,114
                                              ------------   -----------  -------------

NET ASSETS AVAILABLE
  AT END OF YEAR                              $ 22,483,481   $ 7,639,181  $ 214,021,593
                                              ============   ===========  =============


6.    INVESTMENTS

      Guaranteed insurance contracts with insurance companies are in pooled accounts. The accounts are credited with earnings and charged for withdrawals and administrative expenses charged by the insurance companies. The contracts are included in the financial statements at the February 28, 1998 and February 22, 1997 contract values as reported to the Plan by the insurance companies.

      The market value of investments that individually exceeds five percent or more of the Plan's assets at February 28, 1998 and February 22, 1997 are as follows:


                                                        1998             1997
IDS New Dimensions Fund                             $ 84,099,434    $ 66,856,155
IDS Mutual Fund                                       47,748,259      40,813,917
ShopKo Stock Fund                                     33,016,848      20,332,922
Templeton Foreign Fund                                28,268,164      27,955,782
American Express Trust Stable Capital Fund            21,973,923
                                                    ------------    ------------

                                                    $215,106,628    $155,958,776
                                                    ============    ============

7.    TAX STATUS

      The Plan obtained its latest determination letter on April 16, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since applying for the determination letter. However, the Retirement Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                   * * * * * *

                             SUPPLEMENTAL SCHEDULES

                            FURNISHED PURSUANT TO THE

                   DEPARTMENT OF LABOR'S RULES AND REGULATIONS

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
FEBRUARY 28, 1998
--------------------------------------------------------------------------------

                                                                    Shares or                                Current
              Description                                           Face Value            Cost(1)            Value(1)

COMMON STOCKS - ShopKo Stores, Inc.*                                1,254,800        $ 16,220,304         $ 33,016,848

MUTUAL FUNDS:
  AIM Constellation Fund                                              211,773           5,728,790            6,010,110
  IDS Blue Chip Advantage Fund*                                     1,180,918          11,347,451           11,969,782
  IDS Mutual Fund*                                                  3,338,806          42,231,030           47,748,259
  IDS New Dimensions Fund*                                          3,283,595          57,090,053           84,099,434
  Templeton Foreign Fund                                            2,684,536          25,862,728           28,268,164

           Total Mutual Funds                                      10,699,628         142,260,052          178,095,749

POOLED COLLECTIVE FUNDS -
  American Express Trust Stable Capital Fund*                       1,626,373          20,859,796           21,973,923

MONEY MARKET FUNDS -
  American Express Trust Money Market Fund*                         2,903,958           2,903,958            2,903,958

GUARANTEED INSURANCE CONTRACTS:
  AIG Life Insurance Co.
    #GIC-917, 8/15/00, 6.25%                                        1,000,000           1,000,000            1,000,000

  John Hancock Mutual Life
    #GAC-8332, 12/15/00, 6.21%                                      2,000,000           2,000,000            2,000,000

  Safeco Life Insurance
    #LA-1053359, 2/26/01, 5.69%                                     1,000,000           1,000,000            1,000,000

  United of Omaha Life Ins. Co.
    #SDGA-11024, 5/15/00, 7.17%                                     1,000,000           1,000,000            1,000,000

  Protective Life Ins. Co.
    #GA-909, 05/29/98, 5.19%                                        1,000,000           1,000,000            1,000,000

  Hartford Life Ins. Co.
    #GA9833, 09/30/98, 5.47%                                        1,227,762           1,227,762            1,227,762

  Hartford Life Ins. Co.
    #GA-9834, 11/17/98, 5.51%                                       1,238,667           1,238,667            1,238,667

  Allstate Life Ins. Co.
    #GA-5551, 02/10/99, 5.82%                                       1,000,000           1,000,000            1,000,000


                                                                     (Continued)

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
FEBRUARY 28, 1998
--------------------------------------------------------------------------------


                                                                   Shares or                                  Current
             Description                                           Face Value             Cost(1)             Value(1)

GUARANTEED INSURANCE CONTRACTS (Continued):
  Allstate Life Ins. Co.
    #GA-5570, 4/30/99, 6.44%                                        1,000,000          $ 1,000,000         $ 1,000,000

  Allstate Life Ins. Co.
    #GA-5639, 9/16/99, 7.31%                                        1,000,000            1,000,000           1,000,000

  Hartford Life Ins. Co.
    #GA-9997, 10/15/99, 7.43%                                       1,262,325            1,262,325           1,262,325

  Principal Mutual Life Ins. Co.
    #4-13187, 6/14/99, 7.25%                                        1,239,578            1,239,578           1,239,578

  United of Omaha Life Ins. Co.
    #SDGA-10861, 11/30/99, 7.25%                                    1,600,000            1,600,000           1,600,000
                                                                   ----------           ----------          ----------
TOTAL INSURANCE CONTRACTS                                          15,568,332           15,568,332          15,568,332

PARTICIPANTS LOANS - Interest rates
  ranging 7% to 10%                                                                                         10,195,425
                                                                                                            ----------
TOTAL INVESTMENTS                                                                    $ 197,812,442       $ 261,754,235
                                                                                     =============       =============

*Known to be a party-in-interest

(1)Cost and current value of certain investments represent cost plus reinvested earnings.


                                                                     (Concluded)

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

ITEM 27d - REPORTABLE TRANSACTIONS
YEAR (53 WEEKS) ENDED FEBRUARY 28, 1998
--------------------------------------------------------------------------------


                                                                          Maturity
            Identity of Issuer                          Purchase         Proceeds or
              and Description                            Price         Selling Price         Cost          Net Gain

SERIES TRANSACTIONS:
  IDS Mutual Fund*
      99 Purchases                                    $ 13,581,346                        $ 13,581,346
     197 Sales                                                           $ 7,772,179         6,596,424     $ 1,175,755

  IDS New Dimensions Fund*
    112 Purchases                                       33,546,232                          33,546,232
    185 Sales                                                             19,153,596        14,350,297       4,803,299

  IDS Blue Chip Advantage Fund*
    209 Purchases                                       10,013,095                          10,013,095
     78 Sales                                                              2,614,391         2,429,502         184,889

  Templeton Foreign Fund
     74 Purchases                                        7,561,040                           7,561,040
    179 Sales                                                              6,767,913         6,093,313         674,600

  American Express Trust Stable
    Capital Fund*
    12 Purchases                                        14,941,311                          14,941,311
     2 Sales                                                               1,800,000         1,712,075          87,925

  American Express Trust Money
    Market Fund*
    2 Purchases                                         37,175,595                          37,175,595
    2 Sales                                                               36,220,240        36,220,240

  Participant Loans
    235 Purchases                                        7,231,875                           7,231,875
    279 Sales                                                              4,648,212         4,648,212


SINGLE TRANSACTIONS:
  American Express Trust Money
    Market Fund*
    1 Purchase                                          14,462,305                          14,462,305
    1 Purchase                                          22,713,290                          22,713,290
    1 Sale                                                                14,189,357        14,189,357
    1 Sale                                                                22,030,883        22,030,883



*Known to be a party-in-interest transaction.

                                                                       EXHIBIT I








INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement Nos. 33-58584 and 333-53577 on Form S-8 of ShopKo Stores, Inc. of our report dated May 27, 1998, appearing in this Annual Report on Form 11-K of the ShopKo Stores, Inc. Profit Sharing and Super Saver Plan for the year (53 weeks) ended February 28, 1998.


/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
August 21, 1998

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ShopKo Stores, Inc. Profit Sharing and Super Saver Plan Retirement Committee, have duly caused this annual report to be signed by the undersigned there upon duly authorized.



                  SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN (Name of Plan)





Date:  August 21, 1998              By        /s/   Jeffrey A. Jones
                                        --------------------------------------
                                    Jeffrey A. Jones
                                    ShopKo Stores, Inc. Profit Sharing and Super
                                      Saver Plan Retirement Committee Member